INVICTUS The Cannabis Company

PRESS RELEASE	November 26, 2018

INVICTUS PROVIDES ONLINE ACCESS TO LETTER OF
TRANSMITTAL FOR PODA SPINOUT

Vancouver, BC, November 26, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) announces that further to the completion of the plan of arrangement to give effect to the spinout transaction (the "Arrangement") involving Invictus and Poda Technologies Ltd. ("Poda") on November 8, 2018, Computershare Investor Services Inc. (the "Depositary") has mailed to each registered Invictus shareholder a letter of transmittal containing instructions for use in exchanging their Invictus common share certificates for certificates representing the post-Arrangement Invictus and Poda shares (a "Letter of Transmittal").

As there may be delivery delays due to a potential strike involving Canadian postal workers, shareholders who have not received their Letter of Transmittal are encouraged to access an electronic copy of the Letter of Transmittal by visiting the Company's website at www.invictus-md.com or the Company’s SEDAR profile at www.sedar.com.

Upon return of a properly completed Letter of Transmittal, together with certificates and/or DRS advice statements representing pre-Arrangement Invictus shares and such other documents as the Depositary may require, certificates or DRS advice statements for the appropriate number of post-Arrangement Invictus and Poda shares will be distributed.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
George E. Kveton
Chief Executive Officer and Director

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with three cannabis production facilities licensed under the Cannabis Act and Cannabis Regulations in Canada. To accommodate international sales, Invictus’ wholly-owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), has designed and is currently building its Phase 3 purpose-built cultivation facility to be European Union Good Manufacturing Practices (“EU-GMP”) compliant. The Company is targeting up to 50 per cent of production to medical cannabis. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

INVICTUS The Cannabis Company

About Poda

Poda is actively engaged in the development and commercialization of vaporizable products, which have the potential to reduce the risks associated with combustible products. In addition to several other intellectual property holdings, the Company has developed an innovative heat-not-burn vaporization system that uses proprietary biodegradable single-use pods, which are both consumer and environmentally friendly. Poda’s patent-pending design prevents cross-contamination between the electronic vaporization device and the pod, eliminating all cleaning requirements and providing users with the most convenient and enjoyable potentially risk-reduced vaping experience. Pod refill options range from dried flower and tobacco to liquids and concentrates, and can easily be switched during vaping sessions to suit any adult consumer’s mood.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.